

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2025

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
Metallus Inc.
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re: Metallus Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 8-K Furnished November 7, 2024**
> **File No. 001-36313**

Dear Kristopher R. Westbrooks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing